UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Commission File Number 001-04192

MFC Bancorp Ltd.

8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ☐

FORWARD-LOOKING STATEMENTS

The statements in this report that are not based on historical facts are called “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and can be identified by words such as “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding the outlook for our future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions are set out in reports and other documents that we file with or furnish to the Securities and Exchange Commission from time to time and include: (i) general economic and business conditions, including changes in interest rates; (ii) prices and other economic conditions; (iii) natural phenomena; (iv) actions by government authorities, including changes in government regulation; (v) uncertainties associated with legal proceedings; (vi) technological development; (vii) future decisions by management in response to changing conditions; (viii) our ability to execute prospective business plans; and (ix) misjudgments in the course of preparing forward-looking statements. We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligation to update forward-looking statements based on unanticipated events or changes in expectations. However, you should carefully review the reports and other documents that we file with or furnish to the Securities and Exchange Commission from time to time.

MFC BANCORP LTD.

2005 FIRST QUARTER REPORT

LETTER TO SHAREHOLDERS

Dear Shareholders,

We are pleased to enclose the results of MFC Bancorp Ltd. (the “Company”) for the first quarter ended March 31, 2005. As a result of the acquisitions in 2004, we currently have two reportable business segments: (1) financial services and (2) industrial and engineering services.

For the three-month period ended March 31, 2005, total revenues increased to US$175.4 million, compared to US$87.2 million in the same three-month period of 2004. Net income for the first three-month period of 2005 decreased to US$4.9 million, or US$0.36 per share on a diluted basis, compared with US$8.5 million, or US$0.62 per share on a diluted basis in the same period last year. The increase in revenues and expenses were primarily due to acquisitions on and after March 31, 2004 and increased trading in the current period.

The following table is a summary of selected financial information concerning MFC for the periods indicated:

	Three Months Ended
	March 31, 2005	March 31, 2004
	(US dollars in thousands,	(US dollars in thousands,
(Unaudited)	except per share amounts)	except per share amounts)
Revenues	$175,388	$87,241
Net income	4,947	8,472
Net income per share
Basic	0.36	0.65
Diluted	0.36	0.62

	March 31, 2005	December 31, 2004
	(US dollars in thousands,	(US dollars in thousands,
	except per share amount	except per share amount
(Unaudited)	and ratios)	and ratios)
Cash and cash equivalents	$154,638	$179,231
Short-term securities	16,469	17,542
Working capital	181,863	182,652
Total assets	516,679	501,579
Long-term debt, less current portion	12,141	11,950
Shareholders’ equity	224,585	223,849
Book value per share	16.54	16.49
Current ratio	1.81	1.88
Long-term debt to equity ratio	0.05	0.05

The primary business activity at our industrial and engineering services assets, KHD Humboldt Wedag continues to accelerate at an unprecedented pace. Order intake for the year ended 2001 was US$119 million*; 2002 was US$122 million*; 2003 was US$180 million*; 2004 was US$325 million* and through only April of 2005, almost US$162 million*. (For easy comparison, all amounts marked with * are translated from € to US dollars at 1.3536, the exchange rate prevailing on December 31, 2004.) Order intake is defined as all orders which are received during the respective period under review.

Backlog at the end of 2003 was US$131 million*; 2004 was US$257 million* and through April of 2005 in excess of US$338 million*. One must look beyond the magnitude of these values alone to fully appreciate the strong position of the company. Order backlog is defined as orders which have been received but not yet fulfilled.

The world’s leading growth market for cement and minerals, particularly coal and iron ore, is clearly Asia including China, India and the Middle East. In 2004, just over 60% of our US$325 million* order intake came from Asia. This was balanced by approximately 34% of the orders coming from the markets in Europe and America. This trend has continued in 2005 with just over 50% of our order intake coming from Asia and 45% from Europe and America.

While we did not achieve all our targeted goals in the first quarter, we did achieve good development where we evolve with strong liquidity and healthy financial ratios. As at March 31, 2005, our book value is US$16.54 per share, working capital is US$181.9 million, total assets increased to US$516.7 million and our long-term debt to equity ratio is a conservative 0.05 to 1.

Year 2004 was a profitable year. Our company grew substantially in both revenues and total assets, primarily as a result of the consolidation of our new industrial and engineering segment. Since our inception, the financial services business has been our core business. In the fourth quarter of 2004 and the first quarter of 2005, this has not been the case. Initially, KHD Humboldt Wedag was a target of our proprietary investment. After the consolidation of the company in March, 2004, we find that it requires more attention to manage the industrial and engineering business than we initially expected. As a result, our management diverted valuable resources away from our traditional financial services business, which caused a decline in income from the financial services segment. This change is a concern to our Board of Directors and management. We wish to assure our shareholders that we are working to return to our roots, making the financial services business the main contributor to our earnings.

Respectfully submitted,

/s/ Michael J. Smith
Michael J. Smith
President

MFC BANCORP LTD.

FIRST QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
(May 16, 2005)

The following discussion and analysis of our financial condition and results of operations for the three-month period ended March 31, 2005 and the two years ended December 31, 2004 and 2003 (as contained in our 2004 and 2003 annual reports) should be read in conjunction with our annual and quarterly consolidated financial statements and related notes. Our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation of our financial statements to US GAAP, see Note 23 to the consolidated financial statements in our 2004 annual report.

Except as otherwise noted, the amounts included in the following discussion are expressed in Canadian dollars (“$”). The presentation of selected information in US dollars in the following discussion is for information purposes only and is translated to US dollars for convenience using period end exchange rates, as required by Regulation S-X of the Securities Act of 1934. Certain information is also presented in Euro (“€”), the legal tender used by the majority of the European Union member states.

We are a Foreign Private Issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended. As a result, the following discussion and analysis of our financial condition and results of operations for the two years ended December 31, 2004 and 2003 have been extracted from our annual report on Form 20-F, as filed with the United States Securities and Exchange Commission on April 6, 2005.

Operating Results

We are a highly integrated international financial services company that focuses on merchant banking. We provide specialized banking and corporate finance services and advice internationally, including consultancy on corporate strategy and structure, mergers and acquisitions and capital raising. These activities are primarily conducted through our wholly-owned subsidiary, MFC Merchant Bank SA. Our merchant banking activities include a trading group focused on trading commodities and natural resources. We also commit our own capital to promising enterprises and invest and otherwise trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing is generally not passive. We seek investments where our financial expertise and management can add or unlock value. As a result of the acquisition of the KHD Humboldt Wedag Group in March 2004, we also provide industrial and engineering services to the cement, coal and minerals processing industries.

Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in industrial and engineering services and financial services such as banks, broker-dealers and investment dealers, along with other sources such as insurance companies, other companies offering financial services and other trade and finance companies.

Our results of operations for any particular period may also be affected by our realization on proprietary investments. These investments are made to maximize total return through long-term appreciation and recognized gains on divestment. We can realize on our proprietary investments through a variety of methods including sales, capital restructuring or other forms of divestment.

In recent years, the financial services industry has experienced consolidation and convergence as financial institutions involved in a broad spectrum of services have merged or combined. The trend to consolidate is expected to continue and produce global financial institutions with much greater capital and other resources than we have. As a result of the economic and competitive factors discussed above, our results of operations may vary significantly from period to period. We intend to manage our business for the long-term and to mitigate the effects of such factors by focusing on our core operations.

The Three-Month Period Ended March 31, 2005 Compared To the Three-Month Period Ended March 31, 2004

The following table provides selected financial information for the three-month period for March 31, 2005 and 2004:

	Three Months Ended
	March 31, 2005	March 31, 2004
	(Dollars in thousands,	(Dollars in thousands,
(Unaudited)	except per share amount)	except per share amount)
Revenues	$212,149	$114,329
Expenses	206,889	103,017
Net income	5,984	11,101
Diluted earnings per share	0.44	0.81

In the three-month period ended March 31, 2005, our revenues increased to $212.1 million from $114.3 million in the three-month period ended March 31, 2004, primarily as a result of acquisitions of KHD Humboldt Wedag Group and certain subsidiaries on and after March 31, 2004 and increased trading in the current period.

In the three-month period ended March 31, 2005, our expenses increased to $206.9 million from $103.0 million in the three-month period ended March 31, 2004, primarily as a result of the continued increase in the volume of our trading activities and the inclusion of our industrial and engineering operations effective from April 2004. For the three-month period ended March 31, 2005, financial services expenses increased to $132.4 million from $94.1 million for the three-month period ended March 31, 2004. Industrial and engineering services expenses increased to $50.5 million for the three-month period ended March 31, 2005 from nil for the three-month period ended March 31, 2004. General and administrative expenses increased to $21.7 million for the three-month period ended March 31, 2005, from $7.8 million for the three-month period ended March 31, 2004. The general and administrative expenses were net of foreign currency transaction gains of $0.9 million and $1.7 million in the three-months ended March 31, 2005 and 2004, respectively. The increases in financial services, industrial and engineering services, and general and administrative expenses related primarily to the increase in the volume of our trading activities and the inclusion of our industrial and engineering operations effective from April 2004.

In the three-month period ended March 31, 2005, our net income decreased to $6.0 million, or $0.44 per share on a basic basis ($0.44 per share on a diluted basis), from $11.1 million, or $0.84 per share on a basic basis ($0.81 per share on a diluted basis), for the three-month period ended March 31, 2004.

Liquidity and Capital Resources

The following table is a summary of selected financial information concerning the Company for the periods indicated:

	March 31, 2005	December 31, 2004
(Unaudited)	(Dollars in thousands)	(Dollars in thousands)
Cash and cash equivalents	$187,050	$215,722
Short-term securities	19,921	21,113
Working capital	219,982	219,837
Total assets	624,972	603,699
Long-term debt, less current portion	14,686	14,383
Shareholders’ equity	271,657	269,421

We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, and securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing. We also use this liquidity in client related service where we act as a financial intermediary for third parties and in our own proprietary investing activities.

As at March 31, 2005, our total assets increased to $625.0 million from $603.7 million as at December 31, 2004, primarily as a result of an increase in trading activities. As at March 31, 2005, our cash and cash equivalents decreased to $187.1 million. At December 31, 2004, our cash and cash equivalents were $215.7 million, compared to $145.5 million at December 31, 2003. As at March 31, 2005, we had short-term securities of $19.9 million, compared to $21.1 million as at December 31, 2004. As at March 31, 2005, our long-term debt, less current portion, was $14.7 million, compared to $14.4 million as at December 31, 2004.

As part of our merchant banking activities, we establish, utilize and maintain various kinds of credit lines and facilities with other banks, insurers, and trade finance providers. Most of these facilities are short-term. These facilities are primarily used for structured trade financing, accounts receivable financing and letters of credit. Such facilities are drawn upon and used for specific trading transactions. These credit facilities are generally secured by the subject matter of a proposed transaction, being either a receivable or the underlying commodity or natural resource being traded. We often further enhance the credit of such facilities through credit and/or performance insurance provided by governmental and/or private insurers. Such trade finance insurance is often layered with varying limitations and exceptions. The amounts drawn under the credit facilities fluctuate with the kind and level of commodities and natural resources trading transactions being undertaken by us. As such transactions are settled, proceeds are generally applied to first settle amounts drawn under such credit facilities.

At December 31, 2004, we had 27 separate credit lines and facilities used for commodities and natural resources trading aggregating approximately €119 million, $7.7 million of which was drawn and outstanding. At March 31, 2005, we had 28 separate credit lines and facilities with an aggregate credit available of €118 million, $52.9 million of which was drawn and outstanding. The kind, amount and number of credit facilities we utilize and amounts drawn thereunder fluctuate from time to time based upon the nature, level and location of, and counterparties with whom we conduct our commodities and natural resources trading activities.

At December 31, 2004, we also had $10.7 million lines of credit drawn and outstanding, which was used for our industrial and engineering business, which was reduced to $5.9 million as at March 31, 2005. As at December 31, 2004, other than the lines of credit drawn and outstanding for our commodities and natural resources trading and industrial and engineering business, we have debt maturities of $8.2 million in 2005 and $7.7 million in 2006. We expect such maturing debt to be satisfied primarily through the settlement of underlying commodities and natural resource trading transactions, industrial and engineering business, cash on hand and cash flow from operations. Much of such maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements. For more information, see Notes 12 and 13 to our consolidated financial statements included in our 2004 annual report.

In connection with its industrial and engineering business, KHD Humboldt Wedag has credit lines of up to a maximum of €35 million with a bank which issues performance bonds. Up to €25 million of the credit lines are secured by KHD Humboldt Wedag’s interest in its subsidiaries, intellectual property rights, intercompany and trade receivables, rent receivables, inventories and a mortgage. The security for the remaining €10 million is shared with other creditors (as defined) pari passu on a pro rata basis.

As at December 31, 2004, performance bonds of approximately €32.2 million ($52.5 million) lines had been issued under the credit lines and there were no claims against KHD Humboldt Wedag under these performance bonds.

Operating Activities

In 2004, changes in securities provided cash of $10.9 million, compared to $7.0 million in 2003. An increase in restricted cash used $8.1 million in 2004. A decrease in receivables provided cash of $18.3 million in 2004, compared to $9.5 million in 2003. Of which, a decrease in commodity receivables provided cash of $11.8 million in 2004, compared to an increase in the same using cash of $4.1 million in 2003. An increase in inventories used cash of $1.2 million in 2004. An increase in commodity investments used cash of $11.5 million in 2004, compared to a decrease in commodity investments providing cash of $1.1 million in 2003. An increase in real estate held for sale used cash of $71,000 in 2004, compared to a decrease in the same providing cash of $1.1 million in 2003. An increase in accounts payable and accrued expenses provided cash of $25.5 million in 2004, compared to a decrease in same using cash of $2.6 million in 2003. Operating activities provided cash of $60.2 million in 2004, compared to $37.4 million in 2003. We expect to generate sufficient cash flow from operations to meet our working capital and other requirements. During the three-month period ended March 31, 2005, operating activities used cash of $8.2 million. In connection with the increased trading activities in the three-month period ended March 31, 2005, increases in commodity receivables and commodity investments used cash of $50.7 million in aggregate, which was partially offset by an increase in notes payable which provided cash of $47.0 million.

Investing Activities

In 2004, a net increase in loans used cash of $9.8 million, compared to a net decrease in loans providing cash of $52.4 million in 2003. The net purchases of long-term securities used cash of $5.1 million in 2004, compared to net sales of long-term securities providing cash of $4.8 million in 2003. In 2004, purchases of subsidiaries, net of cash acquired, provided cash of $31.1 million, compared to using cash of $0.8 million in 2003. Investing activities provided cash of $14.2 million in 2004, compared to cash of $64.9 million provided in 2003. During the three-month period ended March 31, 2005, $4.9 million cash was used, primarily as a result of an increase in our loan portfolio.

Financing Activities

Net debt repayments used cash of $14.9 million in 2004, compared to $25.1 million in 2003. In 2004, a net increase in deposits provided cash of $23.8 million, compared to a net decrease in deposits using cash of $13.5 million in 2003. The net repurchase of common shares in 2004 used cash of $10.1 million, compared to cash of $9.7 million in 2003. Net cash provided in financing activities was $0.3 million in 2004, compared to net cash used in financing activities of $48.3 million in 2003. During the three-month period ended March 31, 2005, $11.0 million was used, primarily from our loan repayments and a reduction in our deposits liabilities.

We had no material commitments to acquire assets or operating businesses at December 31, 2004 and March 31, 2005. We anticipate that there will be acquisitions of businesses or commitments to projects in the future.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

We translate assets and liabilities of our foreign subsidiaries whose functional currencies are other than Canadian dollars into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations are recorded under the shareholders’ equity section on the balance sheet and do not affect the net earnings as reported in our consolidated statements of income. As a substantial amount of our revenues are received in US dollars, Swiss francs and Euros, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the fluctuation of the exchange rates for US dollars, Swiss francs and Euros during that period. In the year ended December 31, 2004, we reported approximately a net $4.9 million foreign exchange translation gain and, as a result, our cumulative foreign exchange translation loss at December 31, 2004 was $12.2 million, compared to a loss $17.1 million at December 31, 2003. Our foreign exchange translation loss was $3.7 million in the three-month period ended March 31, 2005, which increased our cumulative foreign exchange translation loss to $15.9 million as at March 31, 2005.

Based upon the year average exchange rates in 2004, the Canadian dollar decreased by approximately 0.6% in value against the Swiss franc, 2.1% in value against the Euro but increased by approximately 7.7% in value against the U.S. dollar, compared to the year average exchange rates in 2003. As at December 31, 2004, the Canadian dollar decreased by approximately 1.0% in value against the Swiss franc, 0.1% against the Euro but increased by 7.4% against the U.S. dollar since December 31, 2003. As at March 31, 2005, the Canadian dollar increased by approximately 4.2% and 3.8% in value against the Swiss franc and the Euro, but decreased by 0.5% in value against U.S. dollar, since December 31, 2004.

We use derivative foreign exchange contracts to manage our exposure and our clients’ exposure to foreign currency exchange rate risks. At March 31, 2005, December 31, 2004 and 2003, we did not hold any forward foreign exchange contracts for our own account. For more information, see our 2004 annual report, Item 11, “Quantitative and Qualitative Disclosures About Market Risk - Derivative Instruments.”

Derivative Instruments

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to provide products and services to clients and to manage our foreign currency exchange exposure for our own account. We also use derivatives to manage our interest rate risk on debts. For more information, see our 2004 annual report, Item 11, “Quantitative and Qualitative Disclosures About Market Risk - Derivative Instruments.”

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. Because our assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our consolidated financial statements included in our 2004 annual report.

Revenue Recognition

Merchant banking revenues for banking and services are recognized as they are performed, and from commodities and natural resources trading and the sale of proprietary investments as they are completed and when the amounts of the revenues are fixed, agreed or determinable and collectibility is reasonably assured.

The majority of the contracts and services in our industrial and engineering services are long-term and we use the percentage-of-completion method to measure and recognize the revenue and related costs. The major challenges in using the percentage-of-completion method accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectibility of the revenue and/or the recoverability of the costs incurred. Generally, we rely on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments. The accurate profit amount is not know until the contract is completed and the billing is collected.

If a loss is expected on a contract-in-progress from our teamwork analysis, such loss will be recognized in the income statement immediately.

Provisions for Assets Held for Sale

We have assets held for sale in our normal operating cycle. The assets held for sale consist of commodity investments, inventories and real estate held for sale.

Our inventories consist of construction raw materials, work-in-progress and finished goods. The management must make estimates about their pricing when establishing the appropriate provisions for inventories.

For the construction raw materials and work-in-progress, we make estimates and assess their pricing on individual contract basis using the teamwork approach. Please refer to “Revenue Recognition” under “Application of Critical Accounting Policies”. For the finished goods, the estimated net selling price is the most important determining factor. However, the management also considers whether there are any alternatives to enhance the value of the finished goods, for example, by using the finished goods in other production or contract so as to increase the value of another product or contract.

Commodities investment consist primarily of metals and paper products. Management also makes estimates about the future customer demand for our products. When making these estimates, we consider general economic conditions and growth prospects within our customers’ ultimate marketplace and the market acceptance of our current and pending products. However, the general economic conditions may change within a short time or a unexpected event may cause a downturn in the general economic conditions or in a specific geographic location. Government intervention is a very critical factor in the developing countries.

We also have real estate held for sale. We are actively marketing the real estate. When the management makes estimate on the fair value of the real estate, we usually take into consideration the recent land sales in the neighborhood areas. However, the current market price of the real estate may be negatively affected by the local economic conditions. We may consider such as a temporary decline in value. When making a provision amount, we assess the medium- to long-term general and local economic trends. We also consider the short- and medium-term city planning and development where our property is situated. Since we have sufficient financial resources to adopt the hold-and-wait approach, we do not consider an allowance for real estate held for sale until we decide that the decline in value is other than temporary.

Allowance for Credit Losses

Our allowance for credit losses is to be maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowances reflect management’s best estimate of the probable losses in our credit portfolio and judgments about both macro- and micro-economic conditions. The evaluation process involves estimates and judgments, which could change drastically in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from loans but may also relate to other credit instruments such as guarantees and letters of credit. An allowance for credit losses may be increased by provisions which are charged to income and reduced by write-offs net of any recoveries.

We review our loan portfolio and receivables on a regular basis. Specific provisions are established on a loan-by-loan or receivable basis. In determining whether a specific provision is required or not, we consider, but such consideration is not limited to, the following factors:

•	repayment history of the borrower;

•	overall financial position and results of the borrower;

•	the nature and quality of collateral and guarantee;

•	business plan and outlook of the borrower;

•	secondary market value of the loan and the collateral; and

•	our business plan or strategy to divest or restructure the debt.

A general provision may be established to absorb potential credit losses attributable to the deterioration of credit quality on aggregate exposures for which specific provisions cannot yet be determined. A country risk provision may be made based on exposures in less developed countries and on management’s overall assessment of the underlying economic conditions in those countries. A market risk provision may be made based on the macro-economic factors which are specific to a particular region or industry and the micro-economic factors which are specific to a particular borrower. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery.

Goodwill Impairment

A goodwill impairment loss should be recognized when the carrying amount of the goodwill exceeds the fair value of the goodwill. An impairment loss should not be reversed if the fair value subsequently increases. We consider, but such consideration is not limited to, the following factors to determine the goodwill impairment:

•	a significant adverse change in legal factors or in the business climate;

•	an adverse action or assessment by a regulator;

•	unanticipated competition;

•	loss of key personnel;

•	a more-likely-than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of;

•	the testing for write-down or impairment of a significant asset group within a reporting unit; or

•	the recognition of a goodwill impairment loss in its separate financial statements by a subsidiary that is a component of the reporting unit.

Valuation of Securities

Trading account securities held by MFC Merchant Bank S.A. are stated at quoted market value, with the unrealized gain or loss included in the results of operations. Other short-term securities are carried at the lower of aggregate cost or current market value, with the unrealized loss included in the results of operations.

When there has been a loss in value of a long-term security that is other than a temporary decline, the security will be written down to recognize the loss. The write-down is included in the determination of income.

A decline in market value may be only temporary in nature or may reflect conditions that are more persistent. Declines may be attributable to general market conditions, either globally or regionally, that reflect prospects of the economy as a whole or prospects of a particular industry or a particular company. Such declines may or may not indicate the likelihood of ultimate recovery of the carrying amount of a security. We regularly review our portfolio position to determine whether an other than temporary decline exists.

In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors:

•	trend of the quoted market price and trading volume;

•	financial position and results for a period of years;

•	liquidity or going concern problems of the investee;

•	changes in or reorganization of the investee and/or its future business plan;

•	outlook of the investee’s industry;

•	the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and

•	our business plan and strategy to divest the security or to restructure the investee.

Warranty Costs

We provide a warranty to our customers for the contracts and services in our industrial and engineering service segment. The amount of the warranty liability reflects the estimate of the expected future costs of our obligations under the warranty, which is based on the historical material replacement costs and the labor costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts. If any of these factors change, revision to the estimated warranty liability may be required.

Pension Benefits

Our industrial and engineering service segment in Germany maintains a defined benefits plan for its employees who were employed prior to year 1997. Employees hired after 1996 are not entitled to such benefits. The employees are not required to make contribution to the plan. We rely on the actuarial report to record the pension costs and pension liabilities. The actuarial report is prepared every year as at December 31. The report is compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation include, but not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variable may have significant impact on the estimate of the pension liability.

Under the German laws, the pension liability is a unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to our company.

Changes in Accounting Policies including Initial Adoption

For the new Canadian accounting standards, please refer to Note 1 to the consolidated financial statements in our 2004 annual report.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

	Payments Due by Period
	(Canadian dollars in thousands)
	Less than		2 – 3	4 – 5	More than
Contractual Obligations as at December 31, 2004	1 Year		Years	Years	5 Years
Long-term debt obligations(1)	$8,173		$7,657	$6,726	$—
Capital lease obligations(1)	52		50	17	—
Operating lease obligations	2,710		7,491	2,863	580
Purchase obligations	72,265	(2)	—	—	—
Other long-term liabilities reflected on the Company’s balance sheet under GAAP	—		—	—	—

Total	$83,200		$15,198	$9,606	$580

(1)	Principal amounts only.

(2)	Including $65.0 million on purchases for industrial and engineering contracts and $6.0 million in zinc purchases.

There were no material changes in the contractual obligations (summarized in the above table of contractual obligations as at December 31, 2004) during the three-month period ended March 31, 2005 that are outside the ordinary course of the Company’s business.

Transactions with Related Parties

During the current three-month period ended March 31, 2005, we incurred transactions with affiliates in the normal course of our operations. We earned fees from affiliated entities amounting to $0.3 million and recognized $0.2 million in sales to affiliates. We purchased commodities of $4.2 million from an affiliate and paid $20,000 in interest to affiliates. We earned dividends of $1.2 million pursuant to a royalty interest from an affiliate and had an accrued dividend receivable of $1.5 million from the affiliate as of March 31, 2005.

As at March 31, 2005, we had receivables of $16.8 million due from affiliates and payables of $1.8 million due to affiliates. We had $10.0 million loans receivable due from affiliates and $21.3 million deposits by affiliates. We also had $16.9 million investment in and advances to equity method investees.

Outstanding Share Data

Our shares are quoted for trading on the NASD National Market System under the symbol “MXBIF” and on the Frankfurt Stock Exchange under the symbol “MFC.GR.” As at March 31, 2005, the share capital of the Company is as follows:

Class of shares	Par Value	Number Authorized	Number Issued
Common	No Par Value	Unlimited	13,577,146	(1)

(1)	Based on our consolidated financial statements. The book record shows 15,149,269 common shares issued and outstanding as at March 31, 2005, which does not include 939,749 common shares owned by two wholly-owed subsidiaries and 406,000 common shares repurchased, but not yet cancelled, during the year ended December 31, 2004, but includes 1,572,123 common shares owned by a wholly-owned subsidiary. On our consolidated financial statements, these 1,572,123 common shares have been eliminated, resulting in an outstanding number of 13,577,146.

As at March 31, 2005, the Company has the following bonds, options and warrants outstanding:

Exercise/Conversion
Type	Amount/Number	Price	Expiry Date
4.4% Convertible Unsecured Subordinated Bonds	Principal amount of €2,523,184 (1)	See footnote (2)	December 31, 2009
Options	Nil	Nil	Nil
Warrants	Nil	Nil	Nil

(1)	This number does not include €6,786,436 principal amount of Bonds held by a wholly-owned subsidiary of the Company.

(2)	The Bonds are convertible into common shares of the Company as follows: (i) €17.36 if the Bonds are converted after June 30, 2004 but on or before June 30, 2005, (ii) €18.23 if the Bonds are converted after June 30, 2005 but on or before June 30, 2006, (iii) €19.14 if the Bonds are converted after June 30, 2006 but on or before June 30, 2007, (iv) €20.09 if the Bonds are converted after June 30, 2007 but on or before June 30, 2008, (v) €21.10 if the Bonds are converted after June 30, 2008 but on or before June 30, 2009 and (vi) €22.15 if the Bonds are converted after June 30, 2009.

Additional Information

The Company files annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the Securities and Exchange Commission (the “SEC”) in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, MFC Bancorp Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2005.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated balance sheet of MFC Bancorp Ltd. as at March 31, 2005 and the related consolidated statements of earnings, retained earnings and cash flows for the three-month period then ended are the responsibility of management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of MFC Bancorp Ltd.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

MFC BANCORP LTD.

CONSOLIDATED BALANCE SHEETS
(Canadian Dollars in Thousands)

	March 31	December 31
	2005	2004
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$187,050	$215,722
Restricted cash	15,596	16,496
Securities	19,921	21,113
Loans	12,368	9,816
Receivables, commodities transactions	55,745	32,959
Receivables, industrial and engineering services	41,743	31,449
Receivables	26,709	33,718
Commodity investments	50,720	25,775
Inventories	11,959	11,019
Real estate held for sale	39,487	42,924
Future income tax assets	7,519	8,021
Contract deposits, prepaid and other	22,085	21,819

Total current assets	490,902	470,831

Non-current Assets
Securities	9,858	9,858
Loans	18,152	17,049
Property, plant and equipment	21,771	22,108
Resource property	35,165	35,341
Goodwill	20,090	20,445
Future income tax assets	12,134	9,577
Equity method investments	16,900	18,490

Total non-current assets	134,070	132,868

	$624,972	$603,699

	March 31	December 31
	2005	2004
	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$150,117	$160,012
Notes payable, commodities transactions	52,886	7,700
Notes payable, industrial and engineering services	5,866	10,671
Long-term debt, current portion	8,175	8,173
Deposits	37,091	46,523
Provision for warranty costs	11,175	11,641
Future income tax liability	5,610	6,274

Total current liabilities	270,920	250,994

Long-term Liabilities
Long-term debt, less current portion	14,686	14,383
Pension liabilities	35,413	36,792
Provision for warranty costs	1,501	1,559
Other long-term liabilities	1,504	1,240

Total long-term liabilities	53,104	53,974

Total liabilities	324,024	304,968

Minority Interests	29,291	29,310

Shareholders’ Equity
Common stock	71,512	71,512
Equity component of convertible debt	146	146
Retained earnings	215,945	209,961
Cumulative translation adjustment	(15,946)	(12,198)

Total shareholders’ equity	271,657	269,421

	$624,972	$603,699

MFC BANCORP LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the Three Months Ended March 31, 2005 and 2004
(Unaudited)
(Canadian Dollars in Thousands, Except Per Share Amounts)

	2005	2004
Revenue
Financial services	$144,333	$114,329
Industrial and engineering services	67,816	—

	212,149	114,329

Expenses
Financial services	132,413	94,101
Industrial and engineering services	50,478	—
General and administrative	21,676	7,823
Interest	2,322	1,093

	206,889	103,017

Income from operations before income taxes and minority interests	5,260	11,312
Recovery of (provision for) income taxes	2,081	(199)

	7,341	11,113
Minority interests	(1,357)	(12)

Net income	5,984	11,101
Retained earnings, beginning of period	209,961	173,674
Pre-consolidation income of purchased subsidiaries	—	330

Retained earnings, end of period	$215,945	$185,105

Earnings per share
Basic	$0.44	$0.84

Diluted	$0.44	$0.81

MFC BANCORP LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS
For Three Months Ended March 31, 2005 and 2004
(Unaudited)
(Canadian Dollars in Thousands)

	2005	2004
Operating activities:
Net income	$5,984	$11,101
Adjustments for:
Amortization and depreciation	1,083	1,175
Equity income on equity method investments	(755)	19
Minority interests	1,357	12

	7,669	12,307

Changes in current assets and liabilities
Restricted cash	299	—
Securities	511	8,069
Receivables	(4,141)	(7,546)
Commodity receivables	(24,346)	(20,918)
Commodity investments	(26,320)	(9,463)
Notes payable, commodities transactions	46,954	18,468
Inventories	(1,274)	—
Real estate held for sale	1,977	—
Accounts payable and accrued expenses	(5,643)	12,993
Provision for warranty costs	(37)	—
Future income taxes	(3,166)	9
Contract deposits, prepaid and other	(1,079)	(66)
Other	357	(831)

	(8,239)	13,022

Investing activities:
Net (increase) decrease in loans	(4,531)	2,119
Purchases of long-term investments	(35)	—
Proceeds from sale of assets	—	609
Purchases of capital assets	(1,258)	(181)
Purchases of subsidiaries, net of cash acquired	—	18,641
Other	915	—

	(4,909)	21,188

Financing activities:
Net increase (decrease) in deposits	(7,733)	22,129
Borrowings	1,231	3,966
Debt repayments	(4,522)	(1,779)
Other	(23)	(17)

	(11,047)	24,299
Exchange rate effect on cash and cash equivalents	(4,477)	(838)

	(28,672)	57,671
Cash, opening balance	215,722	145,452

Cash, ending balance	$187,050	$203,123

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2005
(Unaudited)

Note 1. Basis of Presentation

The consolidated financial statements contained herein include the accounts of MFC Bancorp Ltd. and its subsidiaries (the “Company”). The notes are stated in Canadian dollars, as rounded to the nearest thousands (except per share amounts).

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented. The results for the periods presented herein may not be indicative of the results for the entire year.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

Note 2. Nature of Business

The Company is an international merchant banking company. Merchant banking encompasses a broad spectrum of activities related to the integrated combination of banking, trading in commodities and natural resources, financing of commercial trade and proprietary investing. The Company also provides industrial and engineering services to the cement, coal and mineral processing industries. The Company conducts businesses primarily through its subsidiaries.

Note 3. Earnings Per Share

The Company adopts the Canadian Institute of Chartered Accountants’ Accounting Handbook Section 3500, “Earnings Per Share”. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earning per share by application of the “if-converted” method. The dilutive effect of outstanding call options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The computation of earnings per share under Canadian generally accepted accounting principles conforms in all material respects with the computation under US generally accepted accounting principles.

The weighted average numbers of shares outstanding for the purposes of calculating earnings per share are as follows:

For the three months ended March 31	2005	2004
Number of shares for basic earnings per share	13,577,146	13,139,346
Number of shares for diluted earnings per share	13,722,491	13,836,447

Note 4. Segment Information

Effective from April 2004, the Company operates in two reportable business segments: financial services, and industrial and engineering services. The segments are managed separately because each business requires different production and marketing strategies.

Summarized financial information concerning the segments is shown in the following table:

		Industrial and				Industrial and
		engineering				engineering
(Unaudited)	Financial services	services	Corporate	Total	Financial services	services	Corporate	Total
	Three months ended				Three months ended
	March 31, 2005				March 31, 2004
Revenues from external customers	$144,236	$67,816	$97	$212,149	$114,271	$—	$58	$114,329
Intersegment revenues	105	66	69	240	173	—	197	370
Interest expense
External	1,036	1,237	49	2,322	932	—	161	1,093
Intersegment	29	84	105	218	148	—	142	290
Income (loss) before taxes and minority interests	1,666	4,764	(1,170)	5,260	11,600	—	(288)	11,312

There were no material change of total assets since December 31, 2004.

Note 5. Reporting Currency

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in US dollars for reference purposes. Amounts reported in US dollars have been translated from Canadian dollars at a rate of US $1.00 = Canadian $1.2096 as at March 31, 2005, being the period-end exchange rate as prescribed by Regulation S-X (the accounting regulation of the US Securities and Exchange Commission).

News Release

FOR IMMEDIATE RELEASE MAY 16, 2005

Contact:	Allen & Caron Inc. Joseph Allen (investors) (212) 691-8087 joe@allencaron.com	Rene Randall (604) 683-8286 rrandall@bmgmt.com
or
Len Hall (media) (949) 474-4300 len@allencaron.com

MFC BANCORP LTD. REPORTS 2005 FIRST QUARTER RESULTS

HONG KONG, (May 16, 2005) — MFC Bancorp Ltd. (Nasdaq: MXBIF and Frankfurt Stock Exchange: MFC GR), reported today its financial results for the first quarter ended March 31, 2005. All figures are in US dollars.

Revenues for the three month period ended March 31, 2005 increased to $175.4 million, compared to $87.2 million in the first quarter of 2004. Net income for the first quarter 2005 decreased to $4.9 million, or $0.36 per share on a diluted basis, from $8.5 million, or $0.62 per share on a diluted basis, in the same quarter last year. Total expenses for the first quarter of 2005 increased to $171.0 million, compared to $78.6 million in the same quarter last year.

Increases in revenues and expenses for the first quarter of 2005 were primarily a result of the inclusion of our industrial and engineering services from April 2004 and increased trading in the current quarter.

Commenting, Michael Smith, President of MFC Bancorp Ltd., said “The first quarter was disappointing, due to our financial services portfolio under-performing as a result of management time allocation, the lack of profitable projects within our risk profile and the currency exchange rate fluctuations.

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MFC BANCORP LTD. REPORTS 2005 FIRST QUARTER RESULTS
Page -2-

The primary business activity at our industrial and engineering services assets, KHD Humboldt Wedag, continues to accelerate at an unprecedented pace. Order intake for the year ended 2001 was $119 million*; 2002 was $122 million*; 2003 was $180 million*; 2004 was $325 million* and through only April of 2005, almost $162 million*. (For easy comparison, all amounts marked with * are translated from € to US dollars at 1.3536, the exchange rate prevailing on December 31, 2004.) Order intake is defined as all orders which are received during the respective period under review.

Backlog at the end of 2003 was $131 million*; 2004 was $257 million* and through April of 2005 in excess of $338 million*. One must look beyond the magnitude of these values alone to fully appreciate the strong position of the company. Order backlog is defined as orders which have been received but not yet fulfilled.

The world’s leading growth market for cement and minerals, particularly coal and iron ore, is clearly Asia including China, India and the Middle East. In 2004, just over 60% of our $325 million* order intake came form Asia. This was balanced by approximately 34% of the orders coming from the markets in Europe and America. This trend has continued in 2005 with just over 50% of our order intake coming from Asia and 45% from Europe and America.”

Mr. Smith continued, “While we did not achieve all our targeted goals in the first quarter, we did achieve good development where we evolve with strong liquidity and healthy financial ratios. As of March 31, 2005, our book value is $16.54 per share, working capital is $181.9 million, total assets increased to $516.7 million and our long-term debt to equity ratio is a conservative .05 to 1.

Year 2004 was a profitable year. Our Company grew substantially in both revenues and total assets, primarily as a result of the consolidation of our new industrial and engineering services segment. Since our inception, the financial services business has been our core business. In the fourth quarter of 2004 and the first quarter of 2005, this has not been the case. Initially, KHD Humboldt Wedag was a target of our proprietary investment. After the consolidation of the company in March 2004, we find that it requires more attention to manage the industrial and engineering services business than we initially expected. As a result, our management diverted valuable resources away from our traditional financial services business, which caused a decline in income from the financial services segment.”

Mr. Smith concluded, “This change is a concern to our Board of Directors and management. We wish to assure our shareholders that we are working to return to our roots, making financial services business as the main contributor to our earnings.”

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MFC BANCORP LTD. REPORTS 2005 FIRST QUARTER RESULTS
Page -3-

About MFC Bancorp

MFC Bancorp Ltd. owns companies that operate internationally in the financial and engineering services industry, specializes in merchant banking and commodities trading, and industrial and engineering services. To obtain further information on the Company, please visit our website at http://www.mfcbancorp.com.

Certain statements included herein are “forward-looking statements’” as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Factors that could cause actual results to differ are detailed in the MFC Bancorp Ltd.’s 20F and other reports filed with the Securities and Exchange Commission.

- FINANCIAL TABLES FOLLOW-

MFC BANCORP LTD. REPORTS 2005 FIRST QUARTER RESULTS
Page -4 -

MFC BANCORP LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited)
As of March 31, 2005 and December 31, 2004
(amounts in U.S. dollars; in thousands)

	2005	2004
ASSETS
Current assets
Cash and cash equivalents	$154,638	$179,231
Restricted cash	12,894	13,706
Securities	16,469	17,542
Loans	10,225	8,156
Receivables, commodities transactions	46,085	27,384
Receivables, industrial and engineering services	34,510	26,129
Receivables	22,081	28,014
Commodity investments	41,931	21,415
Inventories	9,887	9,155
Real estate held for sale	32,645	35,663
Future income tax assets	6,216	6,664
Contract deposits, prepaid and other	18,258	18,128

	405,839	391,187

Non-current assets
Securities	8,150	8,190
Loans	15,007	14,165
Property, plant and equipment	17,999	18,368
Resource property	29,072	29,363
Goodwill	16,609	16,987
Future income tax assets	10,031	7,957
Equity method investments	13,972	15,362

	110,840	110,392

	$516,679	$501,579

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MFC BANCORP LTD. REPORTS 2005 FIRST QUARTER RESULTS
Page -5 -

MFC BANCORP LTD.
CONSOLIDATED BALANCE SHEETS (con’t)
As of March 31, 2005 and December 31, 2004
(Unaudited)
(amounts in U.S. dollars; in thousands)

	2005	2004
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	$124,105	$132,944
Notes payable, commodities transactions	43,722	6,397
Notes payable, industrial and engineering services	4,850	8,866
Long-term debt, current portion	6,758	6,790
Deposits	30,664	38,653
Provision for warranty costs	9,239	9,672
Future income tax liability	4,638	5,213

	223,976	208,535

Long-term liabilities
Long-term debt, less current portion	12,141	11,950
Pension liabilities	29,277	30,568
Provision for warranty costs	1,241	1,295
Other long-term liabilities	1,244	1,030

	43,903	44,843

Total liabilities	267,879	253,378

MINORITY INTERESTS	24,215	24,352

SHAREHOLDERS’ EQUITY
Common stock	59,120	59,415
Equity component of convertible debt	121	121
Retained earnings	178,526	174,444
Cumulative translation adjustment	(13,182)	(10,131)

	224,585	223,849

	$516,679	$501,579

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MFC BANCORP LTD. REPORTS 2005 FIRST QUARTER RESULTS
Page -6 -

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF INCOME
For the Three Months Ended March 31, 2005 and 2004
(Unaudited)
(amounts in U.S. dollars in thousands, except per share data)

	2005	2004
Revenue
Financial services	$119,323	$87,241
Industrial and engineering services	56,065	0

	175,388	87,241

Expenses
Financial services	109,468	71,805
Industrial and engineering services	41,731	0
General and administrative	17,920	5,969
Interest	1,920	834

	171,039	78,608

Income before income taxes and minority interests	4,349	8,633
Recovery of (provision for) income taxes	1,720	(152)

	6,069	8,481

Minority interests	(1,122)	(9)

Net income	$4,947	$8,472

Earnings per share
Basic	$0.36	$0.65

Diluted	$0.36	$0.62

Weighted average shares outstanding
Basic	13,577,146	13,139,346

Diluted	13,722,491	13,836,447

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MFC BANCORP LTD. REPORTS 2005 FIRST QUARTER RESULTS
Page -7 -

MFC BANCORP LTD.
FINANCIAL SUMMARY
(Unaudited)
As of March 31, 2005 and December 31, 2004
(amounts in U.S. dollars in thousand, except per share data and ratios)

	2005	2004
Cash and cash equivalents	$154,638	$179,231

Short-term securities	16,469	17,542

Working capital	181,863	182,652

Total assets	516,679	501,579

Long-term debt to equity ratio	0.05	0.05

Shareholders’ equity	224,585	223,849

Book value per share	16.54	16.49

Current ratio	1.81	1.88

# # # #

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC BANCORP LTD.

/s/ Michael J. Smith
Michael J. Smith, President
Date: May 16, 2005